[HIGHLAND LETTERHEAD]

March 22, 2017

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	RAIT Financial Trust
Amendment No. 4 to Schedule 13D filed February 8, 2017 by Highland Global
Allocation Fund, et al.
File No. 005-53667

Ladies and Gentlemen:

Highland Capital Management, L.P. (the “Company”) responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated March 15, 2017. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response.

General

1.	Some of the statements and representations contained within the above-captioned filing that have not been specifically requested by the line item disclosure requirements within Schedule 13D may constitute a solicitation within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A. Please provide us with a brief legal analysis that explains what consideration was given to the application of Section 14(a) and Rule 14a-3(a) thereunder when the slide presentation attached as Exhibit 99.1 was filed. In addition, please advise us of the legal basis upon which Highland concluded the slide presentation was required to be filed as an exhibit, or confirm for us the exhibit was filed voluntarily.

Response: The Company acknowledges the Staff’s comment and advises the Staff that none of the statements and representations within the above-captioned filing constitute “solicitations” within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A of the Securities Exchange Act of 1934. The Schedule 13D filing on February 8, 2017 is not a solicitation because neither it nor the slide presentation attached as Exhibit 99.1 (1) (the “Presentation”) contains any request for a

United States Securities and Exchange Commission

March 22, 2017

proxy, (2) includes a request to execute or not execute, or to revoke, a proxy nor (3) furnishes a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. This conclusion is further supported by each of the following facts:

•	the purpose of the filing was to engage in discussions with RAIT Financial Trust (“RAIT”) and RAIT’s management regarding a potentially transformative transaction, as evidenced by the Presentation. As stated in the Presentation, our intent is to engage with management and the board of trustees of RAIT (the “Board”) to unlock substantial value for shareholders. As disclosed in the above-captioned filing, the Presentation was delivered to the Board, not to the shareholders directly. The Company directed the statements contained in the Schedule 13D/A above to the Board in an open presentation in the hope that the public nature of the presentation would cause the Board and management of RAIT to more seriously consider the measures referenced therein;

•	we do not solicit any type of shareholder vote in the filing or the Presentation; to the contrary, the Presentation merely contains proposals for the management of RAIT to consider. The Presentation was filed because it provides more granular details regarding the plans or proposals of the Company with respect to RAIT as disclosed in Item 4 of the Schedule 13D;

•	as of the date of the above-captioned filing (and as of the date of this letter), no shareholder meeting was proposed or scheduled at which a shareholder vote could be held.

Because the statements contained in the above-captioned filings do not constitute a “solicitation,” Rule 14a-3(a) is not applicable.

The Presentation represented the most current written plans or proposals of the Company with respect to RAIT and includes information with respect to our plans and proposals not included in earlier amendments to the Schedule 13D. Because the Presentation represents written plans or proposals of the Company with respect to RAIT, we concluded that the Company may be required to file the Presentation in response to Item 7 of Schedule 13D, which requires copies of all written plans or proposals relating to a change in business or corporate structure or any matter disclosed in Item 4 of Schedule 13D to be filed in response to Item 7 of Schedule 13D.

The Company also directs the Staff’s attention to the Company’s response letter filed with the Staff on December 22, 2016 (the “December Letter”), which the Company filed in response to Staff’s letter to the Company dated December 16, 2016. In the December Letter, the Company made similar representations to the Staff.

Exhibit 99.1

2.	To the extent that the statements and representations which were not expressly required to be included by a specific line item requirement within Schedule 13D,

United States Securities and Exchange Commission

March 22, 2017

and constitute a solicitation within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A, please be advised that the statements should have only been made in reliance upon, and compliance with, Rule 14a-12 under Regulation 14A. In addition, each statement or assertion of opinion or belief must be characterized as such and be supported by a reasonable factual basis that is self-evident, disclosed, or provided to the staff on a supplemental basis. In addition, the statements made also must be factually correct in order to comply with Rule 14a-9. The following statements serve as a non-exhaustive itemization of examples of the types of assertions for which factual support will be sought under Note b. to Rule 14a-9 if a solicitation is determined to exist:

•	RAIT has “[s]ubstantial, long-term underperformance relative to peers”,
•	RAIT has a “[c]omplex business with no articulated long-term strategy”,
•	RAIT has “[o]utsized G&A and compensation expense”,
•	RAIT’s “[l]ack of defined niche”,
•	RAIT’s “[h]igh balance sheet leverage and escalating cost of capital”,
•	RAIT’s “[l]imited confidence in dividend sustainability after 50% cut”,
•	RAIT’s “[s]eemingly indiscriminant capital allocation”,
•	RAIT’s “[l]ack of transparency from consolidated financial statements”,
•	“RAIT governance shows little deference to shareholders”,
•	RAIT’s “amended bylaws disenfranchise shareholders”,
•	that RAIT engaged in “late disclosure of IRT margin loan” and that “RAIT’s interest in IRT had been held on margin”,
•	“[m]ost large cap mREIT peers are externally managed and have been more successful than RAIT in generating value for shareholders”,
•	“[e]stimated synergies of at least 50% over ~18-24-months would potentially increase pro forma CAD/share by >20% providing flexibility with respect to RAIT’s capital allocation strategy”,
•	“[p]roven management platform of scale in NexPoint with access to market leading network to drive origination”,
•	“NexPoint’s proposal is highly compelling”,
•	“six years of operating challenges and significant stock underperformance”,
•	“[h]istory of strong disclosure and active outreach at NXRT [that has been] well received by shareholders/analysts”,
•	RAIT has provided “[n]o updated information on overhead or business plan since announced IRT internalization in August 2016”; consider the press releases issued on December 20, 2016, and
•	RAIT has a “[c]ontinued focus on conduit lending activity”; consider the disclosures in RAIT’s Quarterly Report on Form 10-Q filed on November 16, 2016.

United States Securities and Exchange Commission

March 22, 2017

Response: The Company acknowledges the Staff’s comment and advises the Staff that, as discussed in Response (1) above, none of the statements and representations within the filing or Presentation constitute “solicitations” within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A of the Securities Exchange Act of 1934. Because the statements contained in the above-captioned filing and Presentation do not constitute “solicitations,” Rule 14a-12 and Rule 14a-9 are not applicable.

RAIT Historical Timeline, page 3

3.	Please revise your statement that RAIT disclosed the SEC settlement related to Taberna in January 2015. In this regard, we note RAIT disclosed that Taberna had reached an agreement and accepted an offer of settlement in a Form 8-K filed on September 4, 2015.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will include a corrective statement in the next communication, if any, that discusses such matter.

4.	Please revise your statement that Scott Davidson was appointed RAIT’s Chief Executive Officer on September 27, 2016. In this regard, we note that RAIT disclosed on a Current Report on Form 8-K filed on December 20, 2016, that Mr. Davidson assumed the Chief Executive Officer position on that date.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will include a corrective statement in the next communication, if any, that discusses such matter.

NexPoint’s Proposal is Highly Compelling vs. Status Quo, page 7

5.	The disclosure states that Mr. Malter has been part of the executive team for the past six years. Given that he was only named Chairman of the Board on October 24, 2016, please include a corrective statement in the next submission to clarify Mr. Malter’s position during the time period noted in the table.

Response: The Company acknowledges the Staff’s comment and advises the Staff that page 7 of the Presentation states, “New CEO has been part of the executive team for the last six years…” This statement was not in reference to Mr. Malter, but to Mr. Scott L. N. Davidson, who based on RAIT’s Current Report on Form 8-K filed on December 20, 2016 and RAIT’s website as of the date of the Presentation, is RAIT’s Chief Executive Officer. In Mr. Davidson’s biography page in RAIT’s definitive proxy statement on Schedule 14A filed on April 14, 2016 and on RAIT’s website as of the date of the Presentation, Mr. Davidson is described as having served “as RAIT’s president since January 2014 and served as a Managing Director of RAIT from April 2010 to January 2014.” It was based on this information from RAIT’s filings with the Commission and other public disclosures that we included this statement.

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United States Securities and Exchange Commission

March 22, 2017

If you have any questions, please feel free to contact me at 972.419.6205. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Thomas Surgent

Thomas Surgent

Chief Compliance Officer

Highland Capital Management, L.P.